NEWS RELEASE	ELD No. 10-20
TSX: ELD NYSE: EGO ASX: EAU	December 7, 2010

China Update

White Mountain Exploration Results (20.5M @8.7 g/t)

Eastern Dragon Project Resumes Construction

VANCOUVER, BC – Paul N. Wright, President & Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”), is pleased to provide an update on Exploration results from the White Mountain District and confirm the resumption of construction activities at the Eastern Dragon project.

White Mountain Exploration

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Hole 337 intersected 24.7 metres (20.5m true thickness) of 8.7 g/t gold approximately 300 metres down-dip from the current resource at White Mountain. This new discovery remains open along strike and down-dip.

•

At the newly acquired Xiaoshiren Central property, hole HDDS011 intersected 6.5 metres of 7.8 g/t gold and discovered one possible source of the highly mineralized boulders. Additional intercepts in hole HDDS011 and HDDS010 confirm multiple mineralized zones at Xiaoshiren.

At White Mountain, exploration efforts have focused on testing the host F100 structure down-dip from the current resource. Twelve diamond drillholes have tested the structure at wide spacing, up to 650 metres down-dip from known mineralization (Figure 1). Of these, six holes were successful in intersecting breccias similar to those which host gold mineralization at White Mountain and two contain significant gold values. Hole 327 intersected the F100 structure approximately 500 metres down-dip from known mineralization in the central portion of the White Mountain ore body and returned 8 metres (6.8m true width) at 1.1 g/t gold. Hole 337 was collared at the far northeast section of the known ore body and intersected F100 approximately 200 metres down-dip from previous mineralized intercepts (hole 321; 14m @ 3.7 g/t gold). Hole 337 returned 24.7 metres (20.5m true width) at 8.7 g/t gold including 8.6 metres (7.1m true width) at 16.8 g/t gold. This significant intercept remains open along strike and down dip.

At the newly acquired Xiaoshiren Central exploration license, located 20 kilometres southeast of the White Mountain mine, exploration crews have exposed two mineralized northeast striking fault zones which are interpreted as possible bedrock sources for the highly mineralized boulder field which first attracted Eldorado’s attention. Trenching on the western zone over a strike length of 110 metres has returned high grade gold values of up to 52.7 g/t gold over a 1.2 metre sample length (table 2). Two diamond drill holes (HDDS006 and HDDS007) intersected the fault zone below the trenches. HDDS006 did not encounter significant mineralization; results from HDDS007 are pending. Further trenching and diamond drilling are required to better understand the distribution of the mineralization encountered to date.

At the eastern zone, diamond drill holes HDDS010 and HDDS011 were successful in coring hematitic silicified breccia similar to the mineralized boulders found downslope from this area. Hole HDDS010 intersected 0.6 metres at 10.8 g/t gold and hole HDDS011 intersected 6.5 metres at 7.8 g/t gold and 7.7 metres at 3.3 g/t gold (table 3). These holes demonstrate that multiple mineralized zones are present at Xiaoshiren Central; further drilling will be required to delineate the geometry and distribution of these high-grade mineralized zones.

Dr. Peter Lewis P.Geo., V.P. Exploration for Eldorado is the qualified person for the technical disclosure in this press release. All assay results reported in this release were rock chip or diamond drill core samples prepared at Eldorado’s sample preparation facility at White Mountain and assayed at the ALS laboratory in Guangzhou, China. Gold analysis was done using fire assay and AAS finish. Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation site at White Mountain and control the quality of the assay data.

Table 1: White Mountain drill results

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Average Grade (g/t Au)	Target
327	622.68	630.67	7.99	6.80	1.10	exploration
	643.67	645.77	2.10	1.72	1.56
328-332, 334	no significant intercept					exploration
333	244.32	270.32	26.00	22.50	3.61	infill
335	262.20	268.20	6.00	3.50	18.23	infill
336	no significant intercept					exploration
337	646.10	670.80	24.70	20.50	8.72	exploration
	648.20	656.80	8.60	7.10	16.79	exploration
338	405.70	410.61	4.91	1.80	2.21	infill
339, 340	no significant intercept					exploration
341, 342, 343	hole terminated before target depth					exploration

Table 2: Xiaoshiren trench results

Trench ID	Target	Width (m)	Average Grade (g/t Au)
TC15_1	east	6.30	1.74
TC17_1	west	no significant results
TC17_2	east	2.00	2.14
TC19_1	west	1.00	0.75
TC21_1	west	1.20	52.70
TC23_1	east	no significant results
TC23_2	west	2.60	5.87
TC23A_1	east	no significant results
TC25_1	west	5.00	4.78
TC25_2	west	no significant results
TC25_3	east	7	1.52

Table 3: Xiaoshiren drill results

Hole ID	Target	From (m)	To (m)	Interval (m)	Average Grade (g/t Au)
HDDS005	southwest	no significant intercept
HDDS006	west	no significant intercept
HDDS007	west	results pending
HDDS008	east	no significant intercept
HDDS009	east	no significant intercept
HDDS010	east	75.55	76.15	0.60	10.80
HDDS011	east	2.55	9.00	6.45	7.75
and		30.50	38.20	7.70	3.29

*Note –True widths are not available as more drilling is required to accurately determine the orientation of the mineralized body.

Eastern Dragon Project (Figure 2)

Following a successful year in advancing permitting activities and positive engagement with our joint venture partner, local communities and government authorities, construction activities resumed at the Eastern Dragon project in November.  With engineering entirely complete and procurement 95% complete, the Company will continue with construction through the 2010-11 winter and expects  production commencing late in 2011.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CHESS Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX: EAU).   The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

          Website www.eldoradogold.com

Request for information packages: jenniferm@eldoradogold.com

    Figure 1: Long Section of White Mountain Gold Deposit

Central Zone
North Zone
South Zone
600
600
400
400
200
200
0
Legend
Limit of Known Mineralization
2010 Drill Hole (>1 g/t)
2010 Drill Hole (<1 g/t)
Pre-2010 Drill Holes
-50
0
50
100
150
(m)
Hole 327
6.8m @ 1.1 g/t Au
Hole 337
20.5m @ 8.7 g/t Au

    Figure 2: Construction at Eastern Dragon Project